Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION
2016 SECOND QUARTER RESULTS
CONFERENCE CALL AND WEBCAST

Calgary, Alberta, Canada – July 5, 2016

Precision Drilling Corporation (“Precision”) intends to release its 2016 second quarter results before the market opens on Thursday, July 21, 2016 and has scheduled a conference call and webcast to begin promptly at 11:00 a.m. MT (1:00 p.m. ET) on the same day.

The conference call dial in numbers are 866-225-2055 or 416-340-2218.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Relations”, then “Webcasts & Presentations”.  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will also be available approximately one hour after the completion of the call until August 20, 2016 by dialing 800-408-3053 or 905-694-9451, passcode 7249285.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer

403.716.4566
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com